Filed by Encana Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Encana Corporation

(Commission File No. 001-15226)

This filing consists of a transcript of a video message from Douglas J. Suttles, Chief Executive Officer of Encana Corporation (“Encana”)

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the redomicile, Encana will cause its subsidiary 1847432 Alberta ULC, a predecessor to Ovintiv Inc. (“Ovintiv”), to file a registration statement on Form S-4, which will include Ovintiv’s prospectus as well as Encana’s proxy statement (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities. Encana plans to mail the definitive Proxy Statement/Prospectus to its shareholders and holders of its equity incentives in connection with the proposed corporate reorganization. INVESTORS AND SECURITYHOLDERS OF ENCANA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, OVINTIV, THE CORPORATE REORGANIZATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Encana or Ovintiv through the website maintained by the SEC at www.sec.gov. Investors and securityholders will also be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary.

Participants in the Solicitation

Encana and certain of its directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed corporate reorganization. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the securityholders of Encana in connection with the corporate reorganization, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2019 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 14, 2019. This document is available free of charge as described above.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This communication contains forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: completion and timing of the proposed corporate reorganization (including name change, share consolidation and U.S. domestication) and the benefits thereof, including opportunity to enhance long-term value for shareholders, liquidity and capital market access, exposure to larger pools of investment, comparability with U.S. peers, and increase in passive and index ownership; benefits of the new brand and logo; estimated tax impacts and other costs to the company and shareholders; timing of the special meeting of securityholders; the company’s sustainable business roadmap and elements thereof; improvements in returns and cash flow; and anticipated changes to debt rating. FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: ability, timing and terms of the required securityholder approvals, court and stock exchange approvals, and regulatory approvals; director and officer support for the reorganization; applicability of certain U.S. and Canadian securities regulations and exemptions; successful listings on applicable stock exchanges; future commodity prices and differentials; assumptions in corporate guidance; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; access to transportation and processing facilities; and expectations and projections made in light of Encana’s historical experience and its perception of historical trends. Risks and uncertainties include: ability to achieve anticipated benefits of the corporate reorganization; receipt of securityholder, stock exchange and court approvals and satisfaction of other conditions; risks relating to the new company following the reorganization, including triggering provisions in certain agreements; publicity resulting from the reorganization and impacts to the company’s business and share price; ability to generate sufficient cash flow to meet obligations; commodity price volatility; ability to secure adequate transportation and potential pipeline curtailments; timing and costs of well, facilities and pipeline construction; business interruption, property and casualty losses or unexpected technical difficulties; counterparty and credit risk; impact of changes in credit rating and access to liquidity, including ability to issue commercial paper; currency and interest rates; risks inherent in Encana’s corporate guidance; changes in or interpretation of laws or regulations; risks associated with existing or potential lawsuits and regulatory actions; impact of disputes arising with partners, including suspension of certain obligations and inability to dispose of assets or interests in certain arrangements; and other risks and uncertainties as described in Encana’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR. Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS. Further, descriptions in this communication are summary in nature and may not fully describe all underlying legal and tax principles of the corporate reorganization. Investors and securityholders are urged to read the proxy statement/prospectus and other relevant documents filed or to be filed with the SEC and Canadian securities regulatory authorities when they become available for details on the corporate reorganization.

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Over the past several years, we’ve embarked on a transformational journey to reposition ourselves for the future—from our portfolio to our culture. Today, we are an industry leader with a proven ability to adapt to changing market conditions.

Now is an exciting time for our company. We are planning to move our domicile to the United States. This will expose our stock to larger investment pools, making us even more competitive with our peers.

Throughout this transformation, we remain committed to who we are and the role we play in the world.

Our products play a vital role in the modern world, and billions of people still don’t have access to energy. We believe safe, reliable and affordable energy is fundamental to human advancement, which is why we do what we do every day.

As the world transitions to more sustainable energy solutions, we will continue to bring together the brightest minds and best technologies to fuel innovation and maximize operational and environmental performance.

Change will always be inevitable in our business. We are committed to our vision and have the discipline and agility required to lead the way in an industry at the cusp of transformation.

To better represent the spirit of our organization and the role we play in the world, I am excited to share our new brand: Ovintiv. Our new name communicates our commitment to continuous innovation, and our logo symbolizes the human connection made possible by the safe, reliable and affordable energy we produce.

Together, we are making modern life possible for all.